February 5, 2016

VIA EDGAR

Ms. Tiffany Piland Posil, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global-Tech Advanced Innovations Inc.
Schedule 13E-3 filed by Global-Tech Advanced Innovations Inc., et al.
Filed December 23, 2015
File No. 005-53903

Dear Ms. Posil:

On behalf of Mr. John C.K. Sham (“Mr. Sham”), Wing Shing Holdings Company Limited, Ms. Shun Chi Hui, Ms. Jenny Tsai, Ms. Estee Sham, Timely Star Limited (the “Parent”), Timely Merit Limited and Global-Tech Advanced Innovations Inc. (the “Company” and collectively, the “Filing Persons”), we have set forth below responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you to me via a January 27, 2016 telephonic conversation with respect to the Schedule 13E-3, File No. 005-53903 (the “Schedule 13E-3”), filed on December 23, 2015 by the Filing Persons and the preliminary proxy statement attached thereto as Exhibit (a)-(1), as amended by Amendment No. 1 to the Schedule 13E-3 filed on January 22, 2016 by the Filing Persons and a revised proxy statement attached thereto as Exhibit (a)-(1) (the “Proxy Statement”).

I represent the Buyer Group. To the extent any response relates to information concerning any other Filing Persons such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) and a definitive proxy statement (the “Definitive Proxy Statement”) attached thereto as Exhibit (a)-(1). Please note that the Amendment No. 2 and the Definitive Proxy Statement include (1) the shareholder record date and the shareholder meeting date and (2) the changes described below. In addition, a marked copy of each of the Amendment No. 2 and the Definitive Proxy Statement to show changes against the Schedule 13E-3 and the Proxy Statement is being provided to the Staff via email.

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Per our telephonic conversation on January 27, 2016 and in further response to Comment 15 of your letter of January 15, 2016, we have revised the disclosure on pages 50 and 51 of the Definitive Proxy Statement to specify the number of shares held in (i) the Company by the Rollover Shareholder immediately prior to the consummation of the Merger and (ii) Parent by the Rollover Shareholders immediately after the consummation of the Merger.

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Securities and Exchange Commission, p. 2

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the respective filings, please contact me at 646 237 5865.

Very truly yours,

/s/ Stephen Goldstein
Stephen Goldstein, Esq.

cc:	Ling Huang, Esq.—Cleary Gottlieb Steen & Hamilton LLP
Denise Shiu, Esq.—Cleary Gottlieb Steen & Hamilton LLP